Filed by CF Finance Acquisition Corp. III

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CF Finance Acquisition Corp. III

Commission File No.: 333-256058

AEye Establishes New Benchmark for LiDAR Performance with 1000 Meter Range in Rain, Behind Windshield Glass

Breakthrough Adaptive LiDAR Performance Independently Validated by VSI Labs at American Center for Mobility

Ypsilanti, MI - July 12, 2021 – AEye, Inc., (“AEye”) the global leader in adaptive, high-performance LiDAR solutions, today announced its LiDAR sensor - already known for extreme long-range capabilities - has achieved yet another milestone: 1000-meter range in rain, behind windshield glass. The test was performed at the American Center for Mobility (ACM) test track in Ypsilanti, Michigan, with results verified by active safety and automated vehicle technologies researcher, VSI Labs.

AEye LiDAR Out-Performs in Rain, Behind the Windshield

AEye’s sensor has already been independently verified to have twice the range as the nearest LiDAR competitor. The new test shows that - not only does AEye’s adaptive LiDAR achieve groundbreaking range capabilities, it does so in adverse weather conditions, and behind a first surface: in this case, a windshield.

The test was conducted using VSI’s research vehicle, which integrated AEye’s sensor into its AV stack to study the impact of adaptive LiDAR on the performance and safety of automated functionality. The team used a rain machine to simulate wet weather, and mounted the sensor behind a piece of windshield glass to gauge long-range sensor performance in heavy rain. You can see the video here.

“The ultra-long-range capabilities of our adaptive LiDAR enables OEMs to release new revenue-generating applications like highway autopilot or hub-to-hub autonomous trucking,” said Jordan Greene, GM of ADAS and VP of Corporate Development at AEye. “Being able to deliver this performance in all weather conditions ensures these applications can be safely implemented in even the toughest driving environments.”

“Having already verified AEye’s extreme long-range detection, this was an important follow-up test to ensure that 1000-meter performance would stand up in less than ideal weather conditions, and when mounted behind the glass of a windshield,” said Phil Magney, founder and president at VSI Labs. “We were impressed with the sensor’s performance on both counts - which certainly bodes well for OEMs looking to implement reliable, high-performance LiDAR.”

AEye Detects Pedestrians, Through the Rain, in the Dark

In a second test of its LiDAR at the ACM track, the AEye sensor mounted on VSI’s test vehicle detected small objects in a tunnel, through rain and a second surface, at 120 meters. This test was conducted amid heavy rain, with the sensor peering into a dark tunnel. The AEye sensor detected five bricks and a black dog not visible to the human eye at 120 meters, as well as a pedestrian and child at 110 meters.

“I’ve never seen a demo like that one before - in a real-world scenario under poor weather, behind the windshield, while still being able to achieve the distance and detection. What we saw was really impressive,” said Sam Abuelsamid, principal research analyst at Guidehouse Insights.

In March, AEye announced VSI Labs verified AEye LiDAR’s breakthrough range, resolution and speed capabilities, as well as its ability to place the sensor behind first surfaces, such as the windshield or grill, with minimal performance impact. The latter is critical to automotive OEMs, as it provides OEMs flexibility in implementing sensors within their designs, without compromising aesthetics or changing the aerodynamics of the vehicle.

This design-centric vehicle integration is made possible by AEye’s unique bistatic architecture, which separates the transmit and receive paths, providing optical isolation that - unlike traditional coaxial LiDAR systems - ensures any light reflected back doesn’t blind the sensor. The architecture also ensures optimal performance, even in the most adverse weather conditions. This performance is further enhanced by AEye’s use of 1550 nanometer lasers, whose longer wavelength better penetrates obscurants, providing superior detection in rain, snow, and smoke.

AEye’s intelligent LiDAR uses adaptive sensing to deliver this industry-leading performance, which addresses the most difficult challenges facing autonomous driving, while meeting automotive functional safety requirements. Unlike traditional sensing systems, which passively collect data, AEye’s adaptive LiDAR scans the entire scene, while intelligently focusing on what matters in order to enable safer, smarter, and faster decisions in complex scenarios. As a result, AEye’s LiDAR uniquely enables higher levels of autonomous functionality (SAE L2-L5) at the optimal performance, power, and price.

AEye is the first and only LiDAR provider to have its performance independently verified and published by reputable third-party testing organizations. In addition to performance testing by VSI Labs, the ruggedness and reliability of the sensors has been validated by global product test, inspection, and certification leader NTS, which put the sensors through extreme automotive shock and vibration tests. More information on the tests by VSI Labs and NTS are publicly available on AEye’s website.

AEye will host a virtual investor day on Friday, July 16, and remains on track to complete its previously announced business combination agreement with CF Finance Acquisition Corp. III (Nasdaq: CFAC) (“CF III”), a special purpose acquisition company sponsored by Cantor Fitzgerald, in the third quarter of 2021. The business combination is expected to provide up to $455 million in gross proceeds. The combined company is expected to be listed on the Nasdaq under the ticker symbol, “LIDR”. For more information, visit https://aeyeinvestorday.com/.

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About AEye

AEye is the premier provider of high-performance, adaptive LiDAR systems for vehicle autonomy, advanced driver-assistance systems (ADAS), and robotic vision applications. AEye’s AI-enabled and software-definable iDAR™ (Intelligent Detection and Ranging) platform combines solid-state adaptive LiDAR, an optionally fused low-light HD camera, and integrated deterministic artificial intelligence to capture more intelligent information with less data, enabling faster, more accurate, and more reliable perception. The company is based in the San Francisco Bay Area and backed by world-renowned financial investors including Kleiner Perkins and Taiwania Capital, as well as GM Ventures, Continental AG, Hella Ventures, LG Electronics, Subaru-SBI, Pegasus Ventures (Aisin), Intel Capital, SK Hynix and Airbus Ventures.

About CF Finance Acquisition Corp. III

CF Finance Acquisition Corp. III is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses CF III focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations. CF Finance Acquisition Corp. III is led by Chairman and Chief Executive Officer Howard W. Lutnick.

Important Information and Where to Find It

AEye and CF III have entered into a merger agreement in connection with a proposed business combination. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, CF III has filed a preliminary registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Following effectiveness of the registration statement, the definitive proxy statement/ prospectus will be sent to all CF III stockholders. CF III also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/ prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com or at (212) 938-5000.

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed business combination. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding CF III’s and AEye’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CF III’s registration statement on Form S-1, the proxy statement/prospectus on Form S-4 relating to the business combination, which is expected to be filed by CF III with the SEC, and other documents filed by CF III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CF III and AEye assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CF III nor AEye gives any assurance that either CF III or AEye will achieve its expectations.

Media Contact:

AEye, Inc.
Jennifer Deitsch
jennifer@aeye.ai
925-400-4366

Investors:

Financial Profiles, Inc.

Matt Keating

AEye@finprofiles.com

310-622-8230

John Brownell

AEye@finprofiles.com

310-622-8489

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